TIAA-CREF Individual & Institutional Services, LLC	Peter Kennedy
730 Third Avenue	Managing Director, Regulatory Supervision, Branch Administration
New York, NY 10017-3206	(212) 916-6104 (tele)
(212) 916-6013 (fax)
PKennedy2@tiaa.org

April 26, 2016

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549-4644

Attention: Nicole Collings, Staff Attorney

Office of Real Estate and Commodities

Re:	TIAA Real Estate Account
Amendment No. 1 to Registration Statement on Form S-1
(as amended, the “Registration Statement”) (File No. 333-210139)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as principal underwriter for the TIAA Real Estate Account (the “Account”), hereby joins a request by Teachers Insurance and Annuity Association of America, on behalf of the Account, to accelerate the effective date of the above-captioned Registration Statement for certain variable annuity contracts as soon as reasonably practicable after 9:00 a.m. ET on Friday, April 29, 2016.

Very truly yours,

TIAA-CREF INDIVIDUAL & INSTITUTIONAL SERVICES, LLC

By:	/s/ Peter Kennedy
	Name:	Peter Kennedy
	Title:	Vice President and Manager

FST/fst

Cc: F. Scott Thomas, Esq. (via interoffice)